CUMBERLAND PHARMACEUTICALS INC.
2525 West End Avenue
Suite 950
Nashville, TN 37203
August 3, 2007
Via Facsimile (202-772-9217) and EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Jeffrey Riedler, Esq.

Re:	Cumberland Pharmaceuticals Inc.
Registration Statement on Form S-1
Commission File No. 333-142535 (the “Registration Statement”)
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cumberland Pharmaceuticals Inc. hereby requests, with respect to the above-captioned registration statement (“Registration Statement”), that the effective date for the Registration Statement be accelerated so that it be declared effective at 2:00 p.m. EDT on Tuesday, August 7, 2007, or as soon thereafter as possible.
     The Registrant acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, CUMBERLAND PHARMACEUTICALS INC.
By:	/s/ A.J. Kazimi
A.J. Kazimi
Chief Executive Officer

cc:	Greg Belliston, Esq., United States Securities and Exchange Commission
Martin Brown, Esq., Adams and Reese LLP
Virginia Boulet, Esq., Adams and Reese LLP
Donald J. Murray, Esq., Dewey Ballantine LLP